Mark Crone Managing Partner mcrone@cronelawgroup.com Eleanor Osmanoff Partner eosmanofflaw@cronelawgroup.com

VIA EDGAR

April 27, 2023

THE UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
Office of Trade & Services
Division of Corporation Finance
Washington, D.C. 20549

Attn: Alyssa Wall

Re:	Protopia Global Holdings Inc. Amendment No. 1 to Registration Statement on Form S-1 Filed March 15, 2023 File No. 333-269343

Ms. Wall:

On behalf of our client, Protopia Global Holdings Inc. (the “Company”), we are responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter dated March 28, 2023 (the “Comment Letter”), relating to the above referenced Amendment No. 1 to Registration Statement on Form S-1. Concurrently with the submission of this letter, the Company is filing Amendment No. 2 to the Registration Statement on Form S-1 (“Amendment No. 2”).

Set forth below are the Company’s responses to the Staff’s comments. The Staff’s comments are repeated below in bold and are followed by the Company’s responses. Page references in the text of this response letter correspond to the page numbers of the Registration Statement.

Amendment No. 1 to Registration Statement on Form S-1

Prospectus Summary, page 1

1. We note your revised disclosure in response to comment 4. Please expand your disclosure in the prospectus summary to also include a description of the permissions that you or your subsidiary are required to obtain from Hong Kong and Chinese authorities to operate your business and to offer the securities being registered to foreign investors. State whether you or your subsidiary are covered by permissions requirements from the China Securities Regulatory Commission (CSRC), Cyberspace Administration of China (CAC) or any other governmental agency that is required to approve your subsidiary’s operations, and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you or your subsidiary: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future. Please also disclose that you relied upon an opinion of counsel with respect to your conclusions regarding permissions and approvals required to operate your business and to offer securities to investors. We note that you currently include this requested disclosure on the cover page and in the risk factors. Please include it in the prospectus summary as well.

Response: In response to this comment, the Company added statements in the prospectus summary regarding permissions and approvals required to obtain from Hong Kong and Chinese authorities to operate the Company’s business and to offer the securities to foreign investors and that the Company relied upon an opinion of counsel with respect to its conclusion regarding permissions and approvals required to operate your business and to offer securities to investors.

Risk Factors

Risks Related to This Offering and the Ordinary Shares

Our officers and directors currently hold and will continue to hold a sufficient total outstanding voting power..., page 37

2. We note your disclosure that your officers and directors will collectively own an aggregate of over 50% of the total voting power of your outstanding ordinary shares upon completion of the offering, and that they may take actions which are not in your best interests. Please reconcile this disclosure with the disclosure on page 66 which states that your directors owe a fiduciary duty to you under Cayman Islands law, including that they must “act in what they consider in good faith to be in our best interests.”

Response: In response to this comment, the Company added statements that directors of a Cayman Islands company owe fiduciary duties to the Company in their capacity as directors. In making decisions for and on behalf of the Company as directors, the directors of the Company must act loyally, honestly and in good faith in what he considers is in the best interests of the Company. However, shareholders may vote their shares in such manner as they see fit, therefore, theoretically, the directors and officers who holds ordinary shares in the Company may vote their shares (in their capacity as shareholders) as they see fit at a general meeting of shareholders.

Regulations, page 55

3. We note your revised disclosure in response to comment 14 and reissue in part. Please disclose how the Hong Kong Personal Data (Privacy) Ordinance applies to your business and the efforts you have undertaken to comply with the regulation. Please revise consistent with Item 101(h)(4)(viii) and (ix) of Regulation S-K.

Response: In response to this comment, the Company revised its disclosure with respect to applicability of Hong Kong Personal Data (Privacy) Ordinance to its business and the efforts the Company have undertaken to comply with that regulation.

General

4. We note that you relied on the opinion of PRC counsel throughout your registration statement. Please provide a consent of counsel as an exhibit.

Response: The Company’s PRC counsel provided its consent which we are filing as an exhibit.

Please feel free to contact me should you require additional information at (917) 679-5931 or eosmanoff@cronelawgroup.com.

THE CRONE LAW GROUP, P.C.

By:	/s/ Eleanor Osmanoff, Esq
Eleanor Osmanoff